

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 3, 2017

Andrew Bonfield
Finance Director
National Grid plc
1-3 Strand
London WC2N 5EH, England

>   **Re: National Grid plc**
>   **Form 20-F for the Fiscal Year Ended March 31, 2017**
>   **Filed June 6, 2017**
>   **Form 6-K filed May 18, 2017**
>   **File No. 1-14958**

Dear Mr. Bonfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2017

Consolidated Income Statement, page 84

1. We note you present basic and diluted earnings per share related to the gain on disposal of UK Gas Distribution on the face of the income statement. Please tell us why your presentation complies with the guidance in paragraph 73 of IAS 33 which states the presentation of alternative earnings per share measures shall be presented in the notes.

Other unaudited financial information, page 193

2. We refer you to pages 21 and 197 where you disclose Group return on equity, UK regulated return on equity, US regulated return on equity, regulated asset base and value added, including value added per share. It appears these are non-IFRS measures. As such, your disclosure of each non-IFRS financial measure should comply with Item

10(e)(1)(i) of Regulation S-K, which requires (A) a presentation, with equal and greater prominence, of the most directly comparable financial measure calculated and presented in accordance with IFRS, (B) a reconciliation of the differences between the non-IFRS measures with the most directly comparable IFRS financial measure calculated and presented in accordance with IFRS and (C) a statement disclosing the reasons why management believes that the presentation of the non-IFRS financial measures provide useful information to investors. In future filings, please revise your disclosures to comply with Item 10(e) of Regulation S-K or tell us why such disclosures are not required. In addition, with respect to your disclosure of value added per share on page 21, please explain to us why the measure is permitted by paragraphs 73 and 74 of IAS 33.

<u>Form 6-K filed May 18, 2017, Exhibit 99.1</u>

3. We note your disclosure of the following measures: total adjusted EPS excluding timing (page 1), Group, UK, US and discontinued return on equity (pages 1, 18 and 38), value added, including value added per share (page 4), retained cash flow (RCF) divided by adjusted net debt (page 9), earnings attributable to equity shareholders excluding timing (pages 13 and 14), earnings per share excluding timing (pages 13 and 14) and regulatory asset value on pages 21, 25, and 38. It appears that these financial measures are non-IFRS measures. As such, in future filings please present (A) a presentation, with equal and greater prominence, of the most directly comparable financial measures calculated and presented in accordance with IFRS and (B) include a reconciliation of the differences between the non-IFRS financial measures to the most directly comparable financial measure calculated and presented in accordance with IFRS as required by Regulation G. If you do not believe such disclosures are required, please explain. Please refer to comment 2 above regarding your disclosure of value added per share.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products